Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in Registration Statement No. 333-201746 on Form F-3 of our reports dated March 3, 2017, relating to the consolidated financial statements of MUFG Americas Holdings Corporation and subsidiaries (the "Company") and the effectiveness of the Company's internal control over financial reporting (which report expresses an unqualified opinion and includes an explanatory paragraph to describe how the consolidated financial statements have been revised for all periods presented to reflect the designation of the Company as their U.S. Intermediate Holding Company in accordance with the requirements of the U.S. Federal Reserve Board's final rules for Enhanced Prudential Standards), appearing in this Annual Report on Form 10-K of MUFG Americas Holdings Corporation for the year ended December 31, 2016.

/s/ DELOITTE & TOUCHE LLP
San Francisco, California
March 3, 2017